Exhibit 12.1
5/4/2011

GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date March 31, 2011

						Three
						Months
						Ended
Year ended December 31,						March 31,
	2006	2007	2008	2009	2010	2011
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$124,582	$135,082	$158,651	$170,461	$199,228	$20,001
Interest expense, net of amounts capitalized	44,134	44,680	43,098	38,358	51,897	13,629
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	160	1,048	3,973	9,489	2,875	851
Earnings as defined	$168,876	$180,810	$205,722	$218,308	$254,000	$34,481

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$28,863	$36,351	$41,174	$42,166	$49,298	$13,110
Interest on affiliated loans	6,887	4,510	739	80	108	38
Interest on interim obligations	3,713	169	513	701	37	11
Amort of debt disc, premium and expense, net	2,894	2,837	2,755	2,890	2,918	670
Other interest charges	1,937	1,861	1,890	2,010	2,411	651
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$44,294	$45,728	$47,071	$47,847	$54,772	$14,480

RATIO OF EARNINGS TO FIXED CHARGES	3.81	3.95	4.37	4.56	4.64	2.38